Exhibit 99.1

CooTek Announces Second Quarter 2019 Unaudited Results

SHANGHAI, August 20, 2019 — CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a fast-growing global mobile internet company, today reported unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Financial Highlights

•                      Net revenue was US$37.6 million, an increase of 33% from US$28.4 million during the same period last year.

•                      Gross profit was US$33.6 million, an increase of 37% from US$24.5 million during the same period last year. Gross profit margin was 89.4%, an increase of 2.9% year-over-year.

•                      Net loss was US$14.1 million, compared to net income US$2.1 million during the same period last year.

•                      Adjusted net loss1 (Non-GAAP) was US$12.9 million, compared to adjusted net income (Non-GAAP) of US$2.8 million during the same period last year.

Second Quarter 2019 Operational Highlights

•                      The average daily active users (“DAUs”) of the Company’s global products2 were 171.3 million in June 2019 compared to 132.7 million in June 2018, an increase of 29% year-over-year.

•                      The average monthly active users (“MAUs”) of the Company’s global products2 were 255.5 million in June 2019 compared to 193.9 million in June 2018, an increase of 32% year-over-year.

•                      The average DAUs of the Company’s portfolio products3 were 27.6 million in June 2019 compared to 7.3 million in June 2018, an increase of 278% year-over-year.

•                      The average MAUs of the Company’s portfolio products3 were 65.1 million in June 2019 compared to 22.2 million in June 2018, an increase of 193% year-over-year.

•                      The user engagement4 of the Company’s portfolio products in June 2019 was approximately 42%, compared to approximately 33% in June 2018 and approximately 39% in March 2019.

•                      The average DAUs of TouchPal Smart Input were 143.7 million in June 2019 compared to 125.4 million in June 2018, an increase of 15% year-over-year.

•                      The average MAUs of TouchPal Smart Input were 190.4 million in June 2019 compared to 171.7 million in June 2018, an increase of 11% year-over-year.

•                      The user engagement of TouchPal Smart Input in June 2019 was approximately 76%, compared to approximately 73% in June 2018 and approximately 76% in March 2019.

1  “Adjusted net income (loss)” (Non-GAAP) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation. For further information, please see “Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2  “global products” is to the mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Phonebook. TouchPal Phonebook targets the Chinese domestic market and is different from TouchPal Smart Input and portfolio products that are designed for the global market (including China).

3  “portfolio products” is to the mobile applications that we develop and provide to our users and business partners, which exclude TouchPal Smart Input and TouchPal Phonebook.

4  User engagement is calculated by dividing DAUs by MAUs of certain products for a certain period.

	Portfolio Products			TouchPal Smart Input
	DAUs	MAUs	User Engagement	DAUs	MAUs	User Engagement
	(in millions, except for the percentages)

Mar’ 17	0.1	0.5	20.0%	61.7	96.6	63.9%
Jun’ 17	0.3	0.8	37.5%	75.3	113.8	66.2%
Sep’17	0.7	2.3	30.4%	88.7	131.6	67.4%
Dec’17	2.9	9.4	30.9%	101.9	148.2	68.8%
Mar’ 18	4.6	14.4	31.9%	115.7	161.6	71.6%
Jun’ 18	7.3	22.2	32.9%	125.4	171.7	73.0%
Sep’18	11.0	33.7	32.6%	132.9	180.0	73.8%
Dec’18	16.9	46.1	36.7%	140.8	190.5	73.9%
Mar’ 19	23.1	59.8	38.6%	145.9	192.3	75.9%
Jun’19	27.6	65.1	42.4%	143.7	190.4	75.5%

•                      Portfolio products continued to be the main driver of revenue growth, contributing nearly 76% to the total revenue.

“We built upon our strong start to the year with net revenue growing 33% year-over-year during the quarter to US$37.6 million and DAUs of our portfolio of products expanding to 27.6 million,” commented Mr. Karl Zhang, CooTek’s Co-Founder and Chairman. “The engagement rate of our portfolio apps continued to grow, expanding to 42% from 39% last quarter. We believe the impact from Google will be short-term and that our sophisticated capabilities to drive user growth leveraging our in-depth and unique user insights will continue to offer a unique value proposition. We are investing now to firmly establish and continuously evolve our content ecosystem in order to achieve long-term competitiveness and increase user stickiness. We will continue drive growth momentum by launching new and innovative products, retaining our users, and facilitating greater engagement with our products.”

Second Quarter 2019 Financial Results

Net Revenues

(in US$ thousands, except percentage)	2Q 2019	1Q 2019	2Q 2018	QoQ % Change	YoY % Change

Mobile Advertising Revenue	36,651	39,377	27,643	(7)%	33%
Other Revenue	942	660	716	43%	32%
Total Net Revenues	37,593	40,037	28,359	(6)%	33%

Net revenues for the second quarter were US$37.6 million, an increase of 33% from US$28.4 million during the second quarter of 2018 and a decrease of 6% from US$40.0 million last quarter. The sequential decrease was primarily due to the decrease in advertising revenues recognized from Google for the last 2 months of the second quarter.

Mobile advertising revenue for the second quarter was US$36.7 million, an increase of 33% from US$27.6 million during the second quarter of 2018 and a decrease of 7% from US$39.4 million last quarter. The year-over-year increase was primarily due to the rapid growth in the number of DAUs of portfolio products and improvement in user engagement.

Portfolio products accounted for approximately 78%, TouchPal Smart Input accounted for approximately 6% and TouchPal Phonebook accounted for approximately 16% of the mobile advertising revenue for the second quarter of 2019.

Cost and Operating Expenses

	2Q 2019		1Q 2019		2Q 2018		QoQ %	YoY %
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	US$	% of revenue	Change	change

Cost of revenues	3,982	11%	3,541	8%	3,828	13%	12%	4%
Sales and marketing	32,693	87%	27,378	68%	15,655	55%	19%	109%
Research and development	7,649	20%	6,616	17%	4,494	16%	16%	70%
General and administrative	7,773	21%	2,344	6%	2,279	8%	232%	241%
Other operating income, net	(103)	(0)%	(68)	(0)%	(48)	(0)%	51%	115%
Total Cost and Expenses	51,994	139%	39,811	99%	26,208	92%	31%	98%

Share-based compensation expenses by function
Cost of revenues	23	0.1%	18	0.0%	15	0.1%	28%	53%
Sales and marketing	61	0.2%	59	0.1%	33	0.1%	3%	85%
Research and development	946	2.5%	918	2.3%	470	1.7%	3%	101%
General and administrative	158	0.4%	148	0.4%	95	0.3%	7%	66%
Total share-based compensation expense	1,188	3.2%	1,143	2.9%	613	2.2%	4%	94%

Cost of revenues for the second quarter was US$4.0 million, representing a 4% increase from US$3.8 million during the same period last year and a 12% increase from US$3.5 million last quarter. The year-over-year increase was mainly due to an increase in operational and maintenance related expenses as the Company’s businesses expanded and partially offset by a decrease in VoIP-related expenses as a result of continuous improvement in telecommunication services utilization efficiency. The sequential increase was primarily due to the expanding data center capacity and network infrastructure.

Gross profit for the second quarter was US$33.6 million, a 37% increase from US$24.5 million during the same period last year and a decrease of 8% from US$36.5 million last quarter. Gross profit margin was 89.4%, compared to 86.5% in the same period last year and 91.2% last quarter.

Sales and marketing expenses for the second quarter were US$32.7 million, an increase of 109% from US$15.7 million during the same period last year and an increase of 19% from US$27.4 million last quarter. As a percentage of total revenue, sales and marketing expenses accounted for 87% compared with 55% during the same period last year, and 68% during last quarter. The year-on-year increase in sales and marketing expenses as a percentage of total net revenue was primarily due to the increased investment in user acquisition.

Research and development expenses for the second quarter were US$7.6 million, an increase of 70% from US$4.5 million during the same period last year and an increase of 16% from US$6.6 million last quarter. The year-on-year and sequential increases were primarily due to the increased cost associated with technology R&D staff. As a percentage of total net revenue, research and development expenses accounted for 20%, as compared to 16% during the same period last year and 17% compared to last quarter.

General and administrative expenses for the second quarter were US$7.8 million, an increase of 241% from US$2.3 million during the same period last year and an increase of 232% from US$2.3 million last quarter. The sequential increase was mainly due to an increase of US$4.7 million in bad debt provision, the majority of which was accrued for certain customers influenced by Google’s decision to disable some of the global portfolio apps. As a percentage of total net revenue, general and administrative expenses accounted for 21%, compared to 8% during the same period last year and 6% during last quarter.

Other operating income, net for the second quarter was US$0.1 million, increased from US$0.05 million during the same period last year and US$0.07 million last quarter. It mainly consisted of government subsidies received by the Company.

Net loss for the second quarter was US$14.1 million, as compared with net income of US$2.1 million during the same period last year and net income of US$0.2 million last quarter.

Adjusted net income (loss), a non-GAAP financial measure, represents net income (loss) excluding share-based compensation. Adjusted net loss for the second quarter was US$12.9 million, compared with adjusted net income of US$2.8 million in the same period last year and adjusted net income of US$1.3 million last quarter.

In US$ thousands, except percentage	2Q 2019	1Q 2019	2Q 2018	QoQ % Change	YoY % change

Net (loss) income	(14,126)	172	2,139	(8313)%	(760)%
Add: Share-based Compensation related to share options and restricted share units	1,188	1,143	613	4%	94%
Adjusted Net (Loss) Income (Non-GAAP)	(12,938)	1,315	2,752	(1084)%	(570)%

Basic and diluted net loss per ADS were US$0.22 and US$0.22 in the second quarter of 2019, and basic and diluted Adjusted net loss (Non-GAAP) per ADS were US$0.20 and US$0.20 in this period.

Balance Sheets and Cash Flows

As of June 30, 2019, Cash and cash equivalents and restricted cash was US$62.8 million compared to US$77.3 million as of March 31, 2019.

Net cash outflow from operating activities during the second quarter of 2019 was US$8.9 million, compared to inflow from operations of US$2.0 million for the same period in 2018 and outflow of US$3.3 million during the last quarter. The cash outflow from operating activities during the second quarter of 2019 was the result of loss from operations.

Share Repurchase Plan

On November 26, 2018, the Company announced a share repurchase program whereby the Company is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$15 million during the 12-month period from November 30, 2018. As of June 30, 2019, the Company had used an aggregate of US$10 million to repurchase 1.1 million ADSs. As of June 30, 2019, the Company recorded treasury shares of US$4.3 million for the outstanding repurchased shares and netted the cancellation of treasury stock of US$5.7 million with additional paid in capital.

Business Outlook

For the third quarter of 2019, CooTek expects total revenue to be about US$30 million, representing 18% decrease year-over-year.

For the fiscal year of 2019, CooTek expects total revenue to about US$145 million, representing 8% increase year-over-year.

Conference Call and Webcast

CooTek’s management team will host a conference call at 8:00 AM U.S. Eastern Time on Tuesday, August 20, 2019 (8:00 PM Beijing Time on the same day), following the results announcement.

The dial-in details for the live conference call are:

United States: 1-888-346-8982

Hong Kong: 800-905-945

China: 4001-201-203

International: 1-412-902-4272

Please dial in 15 minutes before the call is scheduled to begin. When prompted, ask to be connected to the CooTek (Cayman) Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of CooTek’s website at https://ir.cootek.com/.

About CooTek (Cayman) Inc.

CooTek is a fast-growing global mobile internet company. The mission of CooTek is to empower everyone to express themselves and enjoy relevant content seamlessly. The Company’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users. Focusing on 5 verticals of fitness, lifestyle, healthcare, short videos and entertainment, CooTek has developed multiple rapidly growing content-rich portfolio apps with news feed to deliver relevant content.

Non-GAAP Financial Measure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses non-GAAP financial measure of adjusted net (loss) income that is adjusted from results based on GAAP to exclude the impact of share-based compensation, and Adjusted EBITDA that is net (loss) income excluding interest income and expense, income taxes, depreciation, and share-based compensation. The measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

The Company believes that the non-GAAP measure help identify underlying financial and business trends relating to the Company’s results of operations that could otherwise be distorted by the effect of certain expenses that the Company include in (loss) income from operations and net (loss) income. By making the Company’s financial results comparable period over period, the Company believes adjusted net (loss) income and Adjusted EBITDA provides useful information to better understand the Company’s historical business operations and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision-making. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from the non-GAAP measure. The table at the bottom of this press release includes details on the reconciliation between GAAP financial measure that is most directly comparable to the non-GAAP financial measure the Company has presented.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Jean Zhang

Email: IR@cootek.com

Christensen
In China
Mr. Christian Arnell
+86-10-5900-1548
carnell@christensenir.com
In US
Ms. Linda Bergkamp
+1-480-614-3004
lbergkamp@christensenir.com

CooTek (Cayman) INC.

Unaudited Condensed Consolidated Statement of Operations

(in thousands, except for share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2018	2019	2019	2018	2019
	US$	US$	US$	US$	US$
Net revenues	28,359	40,037	37,593	50,278	77,630
Cost of revenues	(3,828)	(3,541)	(3,982)	(8,038)	(7,523)
Gross Profit	24,531	36,496	33,611	42,240	70,107
Operating expenses:
Sales and marketing expenses	(15,655)	(27,378)	(32,693)	(26,346)	(60,071)
Research and development expenses	(4,494)	(6,616)	(7,649)	(8,323)	(14,265)
General and administrative expenses	(2,279)	(2,344)	(7,773)	(4,141)	(10,117)
Other operating income, net	48	68	103	70	171
Total operating expenses	(22,380)	(36,270)	(48,012)	(38,740)	(84,282)
Income (loss) from operations	2,151	226	(14,401)	3,500	(14,175)
Interest income, net	9	362	229	71	591
Foreign exchange (loss) gain	(21)	(416)	48	(59)	(368)
Income (loss) before income taxes	2,139	172	(14,124)	3,512	(13,952)
Income tax expense	—	—	(2)	—	(2)
Net income (loss)	2,139	172	(14,126)	3,512	(13,954)
Net income (loss) per ordinary share
Basic	0.001	0.00005	(0.004)	0.001	(0.004)
Diluted	0.001	0.00005	(0.004)	0.001	(0.004)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	898,393,690	3,181,144,897	3,163,372,938	898,393,690	3,171,199,334
Diluted	1,047,952,460	3,310,299,485	3,163,372,938	1,045,398,678	3,171,199,334
Non-GAAP Financial Data
Adjusted Net Income (loss)	2,752	1,315	(12,938)	4,403	(11,623)
Adjusted EBITDA	3,029	1,422	(12,547)	4,897	(11,125)

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

	As of
	March 31, 2019	June 30, 2019
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	77,203	62,774
Restricted cash	80	—
Accounts receivable, net of allowance for doubtful accounts of $1,286 as of March 31, 2019 and $4,665 as of June 30, 2019, respectively	27,295	24,659
Prepaid expenses and other current assets	5,812	5,954
Total current assets	110,390	93,387
Long-term investments	500	500
Property and equipment, net	4,315	6,370
Other non-current assets	478	377
TOTAL ASSETS	115,683	100,634
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	26,272	26,098
Short-term bank borrowings	—	1,394
Accrued salary and benefits	3,003	4,410
Accrued expenses and other current liabilities	2,664	2,402
Deferred revenue	329	319
Total current liabilities	32,268	34,623
Other non-current liabilities	577	548
TOTAL LIABILITIES	32,845	35,171

Unaudited Condensed Consolidated Balance Sheets (continued):

(in thousands, except for share and per share data)

	As of
	March 31, 2019	June 30, 2019
	US$	US$
Shareholders’ Equity:
Ordinary shares	32	32
Treasury Stock	(5,738)	(4,288)
Additional paid-in capital	205,844	201,474
Accumulated deficit	(116,580)	(130,707)
Accumulated other comprehensive loss	(720)	(1,048)
Total Shareholders’ Equity	82,838	65,463
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	115,683	100,634

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands, except for share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2018	2019	2019	2018	2019
	US$	US$	US$	US$	US$
Net cash provided by (used in) operating activities	1,961	(3,334)	(8,876)	4,540	(12,210)
Net cash used in investing activities	(333)	(524)	(2,798)	(948)	(3,322)
Net cash used in by financing activities	(544)	(4,049)	(2,678)	(1,102)	(6,727)
Net increase (decrease) in cash and cash equivalents	1,084	(7,907)	(14,352)	2,490	(22,259)
Cash, cash equivalents, and restricted cash at beginning of period	29,018	84,860	77,283	27,026	84,860
Effect of exchange rate changes on cash and cash equivalents	(2,413)	330	(157)	(1,827)	173
Cash, cash equivalents, and restricted cash at end of period	27,689	77,283	62,774	27,689	62,774

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,
	2018	2019	2019	2018	2019
	US$	US$	US$	US$	US$
Net income (loss)	2,139	172	(14,126)	3,512	(13,954)
Add:
Share-based compensation related to share options and restricted share units	613	1,143	1,188	891	2,331
Adjusted Net Income (Loss) (Non-GAAP)*	2,752	1,315	(12,938)	4,403	(11,623)
Add:
Interest income, net	(9)	(362)	(229)	(71)	(591)
Income taxes	—	—	2	—	2
Depreciation	286	469	618	565	1,087
Adjusted EBITDA (Non-GAAP)*	3,029	1,422	(12,547)	4,897	(11,125)

* The tax impact to the non-GAAP adjustments is zero.